UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Cyclerion Therapeutics

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M204

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23255M204

1	NAME OF REPORTING PERSON: Tyndall Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	5	SOLE VOTING POWER:	164,429*
NUMBER OF
SHARES	6	SHARED VOTING POWER:	0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER:	164,429*
EACH REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 164,429*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:	6.7%*

12	TYPE OF REPORTING PERSON: PN

* See Item 4 for additional information.

Item 1(a).	Name Of Issuer.

Cyclerion Therapeutics (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

245 First Street, 18th Floor, Cambridge, Massachusetts 02142.

Item 2(a).	Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) is being filed by Tyndall Capital Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for Tyndell Capital Partners, L.P. is 150 East 58th Street, 14th Floor, New York,

New York 10155

Item 2(c).	Citizenship.

Tyndall Capital Partners, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities.

Common Stock, no par value.

Item 2(e).	CUSIP No.

23255M204

Item 3.	If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to Tyndall Capital Partners, L.P. is as follows:

(a)	Amount Beneficially Owned	164,429*

(b)	Percent of Class	6.7%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote	164,429*

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	164,429*

(iv)	shared power to dispose or to direct the disposition of	0

*Based on 2,445,096 shares of common stock, no par value per share (the “Shares” or “Common Stock”), of Cyclerion Therapeutics, Inc. (the “Company”) outstanding as of November 9, 2023, as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023. As of December 31, 2023, 164,429 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership (“Tyndall”). Tyndall Capital Partners, L.P. is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

TYNDALL CAPITAL PARTNERS, L.P.

By:	Jeffrey MANAGEMENT LLC,
its general partner

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Manager

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

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